

Mail Stop 6010

June 4, 2008

VIA U.S. MAIL AND FAX (609) 987-8114

Mr. Thomas J. Meaney
President and Chief Financial Officer
Mikros Systems Corporation
707 Alexander Road, Building Two, Suite 208
Princeton, New Jersey 08540

      Re: **Mikros Systems Corporation**
               Form 10-KSB for the year ended December 31, 2007
               Filed March 28, 2008
               Form 10-Q for the quarter ended March 31, 2008
               File No. 000-14801

Dear Mr. Meaney:

      We have reviewed your letter dated May 23, 2008 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Financial Statements

Note 5 – Revenue Recognition, page 8

1.	Please refer to prior comment 1. We note from your response that "revenues are recognized as costs are incurred and include estimated annual indirect costs and earned fee calculated on the basis of the relationship between costs incurred and total estimated costs at completion. Estimated indirect costs are adjusted to actual indirect costs at year-end, as necessary as costs are incurred." Please respond to the following:

·	We also note from your response and your disclosure on page nine that the percentage-of-completion method is not applicable to you. Please tell us the difference between the method you use to recognize revenue and the percentage-of-completion method.
·	Please discuss how you considered paragraphs 11 – 18 of Chapter 11(a) of ARB 43 in determining the method you are using to recognize revenues.
·	Since there are different methods to measure partial performance, your disclosure in future filings should clearly discuss the method the company uses. Please provide us with your proposed disclosure.
·	Please tell us why you include 'estimated annual indirect costs' within your revenues. Please cite the accounting literature upon which you relied. We note that paragraphs 19 – 20 of Chapter 11(b) of ARB 43 only discuss whether or not reimbursable costs should be included in revenues.
·	Please tell us why you only adjust estimated indirect costs to actual indirect costs at year-end. Also tell us the amounts of these adjustments for each of the last three years and how you recorded the amounts in your financial statements.

2.	Please refer to prior comment 2. Based upon your response, it appears that you do not enter into research and development cost-sharing arrangements with the federal government. While your response noted that you would revise the disclosure in future filings to be consistent with your response, we note from the disclosure on page 8 of your March 31, 2008 Form 10-Q that you continue to discuss research and development arrangements. Please tell us and clarify in future filings the types of arrangements that you reflect in your financial statements and how you are accounting for those agreements. As previously requested, please disclose, as applicable, the significant terms and conditions of the research and development arrangements (including estimated total contract expenditures and customer funding), a general description of the activities to be performed under the arrangement, and any unusual contractual commitments or funding contingencies. Please also include the net amount of research and development costs incurred for such arrangements and the amount of customer funding recorded as an offset to such costs for each period an income statement is presented.

Exhibit 31.1

3.   We note the following:

·   You define the word "company" in the first paragraph of the certification.
·   You replace the word "registrant" in the third, fourth and fifth paragraphs with the word "company."

In future filings, please revise so that the wording is consistent with Item 601(B)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

                                Sincerely,

                                Kate Tillan
                                Assistant Chief Accountant